Exhibit 99.16

Note to the reader
The monthly report on financial transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring on the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1) The Monthly Report on Financial Transactions at December 31, 2019 will be published on March 10, 2020.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	November			April to November
	2018	2019	Change	2018-2019	2019-2020	Change	Change (%)
Own-source revenue	7 597	7 949	352	59 104	60 758	1 654	2.8
Federal transfers	1 879	1 969	90	14 811	15 953	1 142	7.7
Consolidated revenue	9 476	9 918	442	73 915	76 711	2 796	3.8
Portfolio expenditures	-7 716	-8 255	-539	-61 853	-65 473	-3 620	5.9
Debt service	-735	-624	111	-5 922	-5 109	813	-13.7
Consolidated expenditure	-8 451	-8 879	-428	-67 775	-70 582	-2 807	4.1
SURPLUS (DEFICIT)(2)	1 025	1 039	14	6 140	6 129	-11	-
BALANCED BUDGET ACT
Deposits of dedicated revenuesin the Generations Fund	-168	-204	-36	-1 708	-1 618	90	-
BUDGETARY BALANCE(3)	857	835	-22	4 432	4 511	79	-

CONSOLIDATED REVENUE

Own-source revenue

At November 30, 2019, that is, for the first eight months of 2019-2020, own-source revenue amounted to $60.8 billion. This represents an increase of $1.7 billion (2.8%) compared to the same period last year.

- The cumulative change in own-source revenue increased in November, mainly due to higher revenues from personal income tax and consumption taxes, partly offset by lower corporate taxes.

Cumulative change in own-source revenue
(millions of dollars)
2,500
2,000
1,500
1,000
500
0
April and May
June
July
August
September
October
November
December
January
February
March

**Tax revenue** increased by $1.5 billion (3.3%) to $47.9 billion, due to:

- a $945-million increase (4.5%) in **personal income tax**, driven in particular by growth in wages and salaries;
- a $22-million increase (0.5%) in **contributions for health services**, resulting in particular from growth in wages and salaries, offset by the reduction in the contribution rate to the Health Services Fund for all Québec SMBs;
- a $58-million decrease (1.1%) in revenue from **corporate taxes**, due in particular to the impact of the measures to increase certain tax deductions for depreciation, which were announced in the fall 2018 economic and financial update, despite growth in corporate profits;
- a $247-million decrease (19.1%) in **school property taxes**, due to the school tax system reform, which aims to reduce school tax rates in Québec;
- an $877-million increase (6.0%) in **consumption taxes**, due in particular to growth in household consumption and residential construction.

**Other own-source revenue** increased by $543 million (5.4%) to $10.5 billion, due in particular to:

- a $158-million increase (5.7%) in **duties and permits**, mainly due to increased revenue from Québec's greenhouse gas emissions cap-and-trade system;
- a $385-million increase (5.3%) in **miscellaneous revenue**, mainly due to the increase in revenue of the Mining and Hydrocarbon Capital Fund in connection with the sale of shares held in Quebec Iron Ore.

**Revenue from government enterprises** decreased by $428 million (15.6%) to $2.3 billion. In June 2018, Hydro-Québec realized an extraordinary gain tied to the partial disposal of the TM4 subsidiary. Moreover, the value of Hydro-Québec's exports declined in relation to last year, mainly because of lower temperatures.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	November			April to November
	2018	2019	Change	2018-2019	2019-2020	Change	Change (%)
Income and property taxes
Personal income tax	2 492	2 681	189	20 895	21 840	945	4.5
Contributions for health services	541	563	22	4 369	4 391	22	0.5
Corporate taxes	777	648	-129	5 211	5 153	-58	-1.1
School property tax	147	125	-22	1 291	1 044	-247	-19.1
Consumption taxes	1 788	1 905	117	14 613	15 490	877	6.0
Tax revenue	5 745	5 922	177	46 379	47 918	1 539	3.3
Duties and permits	465	563	98	2 790	2 948	158	5.7
Miscellaneous revenue	884	922	38	7 197	7 582	385	5.3
Other own-source revenue	1 349	1 485	136	9 987	10 530	543	5.4
Total own-source revenue excluding revenue from government enterprises	7 094	7 407	313	56 366	58 448	2 082	3.7
Revenue from government enterprises	503	542	39	2 738	2 310	-428	-15.6
TOTAL	7 597	7 949	352	59 104	60 758	1 654	2.8

Federal transfers

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	November			April to November
	2018	2019	Change	2018-2019	2019-2020	Change	Change (%)
Equalization	977	1 094	117	7 821	8 750	929	11.9
Health transfers	529	540	11	4 229	4 322	93	2.2
Transfers for post-secondary education
and other social programs	134	127	-7	1 078	1 019	-59	-5.5
Other programs	239	208	-31	1 683	1 862	179	10.6
TOTAL	1 879	1 969	90	14 811	15 953	1 142	7.7

CONSOLIDATED EXPENDITURE

At November 30, 2019, that is, for the first eight months of 2019-2020, consolidated expenditure totalled $70.6 billion. This represents an increase of $2.8 billion (4.1%) compared to the same period last year.

- The cumulative change in expenditure has increased since October, owing in particular to higher expenditure in the Santé et Services sociaux and Famille portfolios.

Cumulative change in consolidated expenditure
(millions of dollars)
4,000
3,000
2,000
1,000
0
April and May
June
July
August
September
October
November
December
January
February
March

Expenditure in the **Éducation et Enseignement supérieur** portfolio increased by $759 million (5.2%) to $15.3 billion, mainly due to:

- a $581-million increase in school boards expenses, due in particular to the increase in the number of teachers, which resulted from an increase in the number of students, and the indexation of salary scales.

Expenditure in the **Santé et Services sociaux** portfolio increased by $1.7 billion (6.1%) to $29.3 billion, mainly due to:

- a $1.0-billion increase in spending by health and social services institutions, due in particular to an increase in the hours devoted to services to the population, drug costs, as well as to the indexation of salary scales and salary relativity for employed individuals as at April 1, 2019;

- a $386-million increase in expenditures by the Régie de l'assurance maladie du Québec, particularly for medical, pharmaceutical, optometric and dental services.

Expenditure in **other portfolios** increased by $1.2 billion (5.9%) to $20.9 billion, due in particular to:

- a $393-million increase in expenditure in the Famille portfolio, including $197 million for the increase in family allowance amounts, which mainly results from the increased assistance provided for second and third children, and $142 million due to the elimination, retroactive to January 1, 2019, of the additional contribution for childcare services;

- a $298-million increase in expenditure in the Sécurité publique portfolio resulting in particular from financial assistance following the spring 2019 floods;

- a $139-million increase in expenditure in the Transports portfolio, resulting in particular from contributions totalling $85 million paid for the Réseau express métropolitain.

**Debt service** expenditure decreased by $813 million (13.7%) to $5.1 billion, due in particular to accelerated debt repayment from the Generations Fund, lower interest rates and increased revenue from the Retirement Plans Sinking Fund, which are recorded as a deduction from debt service.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(4)
(unaudited data, millions of dollars)
	November				April to November
	2018	(5)	2019	Change	2018-2019(5)	2019-2020	Change	Change (%)
Éducation et Enseignement supérieur	2 005		2 137	132	14 549	15 308	759	5.2
Santé et Services sociaux	3 461		3 667	206	27 612	29 309	1 697	6.1
Other portfolios(6)	2 250		2 451	201	19 692	20 856	1 164	5.9
Portfolio expenditures	7 716		8 255	539	61 853	65 473	3 620	5.9
Debt service	735		624	-111	5 922	5 109	-813	-13.7
TOTAL	8 451		8 879	428	67 775	70 582	2 807	4.1

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

For the period April to November 2019, net financial surpluses amount to $4.1 billion and are mainly due to:

  the $6.1-billion surplus resulting from the difference between government revenues and expenditures;

  the $2.2-billion financial requirements for investments, loans and advances, including growth in the equity basis of government enterprises(7) and a $283-million investment in preferred shares of REM inc.;

  the $2.0-billion financial requirements for government capital investments resulting from $4.8 billion in investments, including $2.3 billion by health and social services and educational institutions, mainly to expand, build and redevelop infrastructure, and $1.6 billion by the Land Transportation Network Fund, principally to replace road infrastructure. These investments are partially offset by amortization expenses of $2.7 billion;(7)

  the $2.2-billion financial surplus related to retirement plans and other employee future benefits, which have a cash requirement for the payment of benefits to government employees of $4.1 billion, which is less than the recorded expenditures of $6.3 billion. This expense consists mainly of the cost of benefits earned over the careers of these employees, which amounts to $1.9 billion, and interest of $4.4 billion on obligations related to these benefits.(7)

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to November
	2018-2019	2019-2020
SURPLUS (DEFICIT)(2)	6 140	6 129
Non-budgetary transactions
Investments, loans and advances	-2 366	-2 236
Capital investments	-1 155	-2 015
Retirement plans and other employee future benefits	1 683	2 229
Other accounts(8)	-557	-19
Total non-budgetary transactions	-2 395	-2 041
NET FINANCIAL SURPLUSES (REQUIREMENTS)	3 745	4 088

CHANGE IN THE BUDGETARY BALANCE IN 2019-2020

Results at November 30, 2019 showed a budgetary surplus of $4.5 billion for the first eight months of the year.

Expenditure growth, which stands at 4.1% as of November 30, 2019, will reach 6.3% by March 31, 2020.

  The major initiatives to improve the quality of health and education services announced in the March 2019 Québec Budget Plan have the effect of accelerating spending growth in the second half of 2019-2020.

  Moreover, in the fall 2019 Update on Québec’s Economic and Financial Situation, the government presented additional initiatives that also boost expenditure growth in the final months of 2019-2020. A balance of $738 million from these initiatives remains to be recorded by March 31, 2020.

As a result, a budgetary surplus of $1.7 billion is expected for 2019-2020.

  This surplus will be used to deal with a potential economic slowdown, fight climate change and reduce debt.

  Appendix 1 presents changes in budget forecasts for 2019-2020 since the March 2019 Budget.

In accordance with the commitment made in the December 2018 Update on Québec’s Economic and Financial Situation, the next update of the projected annual budgetary balance will be presented as part of the March 2020 Budget.

CHANGE IN THE BUDGETARY BALANCE FOR 2019-2020
(millions of dollars)
2019-2020
MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT NOVEMBER 30, 2019(3)	4 511
UPCOMING RESULTS FOR DECEMBER 2019 TO MARCH 2020
Results excluding initiatives
- Consolidated revenue	40 824
- Consolidated expenditure	-41 883
- Deposits of dedicated revenues in the Generations Fund	-1 053
Subtotal	-2 112
Balance of the fall 2019 update’s initiatives to be completed
- Putting money back in the pockets of Quebecers	-213
- Targeted initiatives to meet specific needs	-525
Subtotal	-738
TOTAL	-2 850
PROJECTED BUDGETARY BALANCE(3) - ESTIMATE AS OF DECEMBER 20, 2019	1 661

Note:	The December 20, 2019 estimate of the budgetary balance excludes the provision for losses related to the government’s investments in Airbus Canada Limited Partnership. The budgetary impact of this provision will be taken into account in the update of the budgetary forecasts as part of Budget 2020-2021.

APPENDIX 1: BUDGET FORECASTS - CHANGE SINCE THE MARCH 2019 BUDGET

According to the estimate of December 20, 2019, a budgetary surplus of $1.7 billion is expected for 2019-2020. This is an upward adjustment of $261 million compared with the $1.4 billion surplus forecast in the fall 2019 Update on Québec’s Economic and Financial Situation. This adjustment stems from:

  the $161-million increase in own-source revenue, attributable to the monitoring of tax revenues, mainly payroll deductions from personal income tax, and results of auction sales of greenhouse gas emission (GHG) allowances on November 19, 2019;

  the non-use of the $100-million contingency reserve.

BUDGET FORECASTS FOR 2019-2020
(millions of dollars)
	March 2019	Fall 2019					Estimate as of
	Budget	update	(9)	Change (%)	(10)	Adjustments	December 20, 2019	Change (%)	(10)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	32 498	33 240		4.6		125	33 365	5.0
Contributions for health services	6 596	6 547		3.0		-	6 547	3.0
Corporate taxes	8 516	8 707		-5.2		25	8 732	-4.9
School property tax	1 553	1 548		-16.5		-	1 548	-16.5
Consumption taxes	21 864	21 975		4.6		-25	21 950	4.5
Tax revenue	71 027	72 017		2.6		125	72 142	2.8
Duties and permits	4 229	4 376		0.3		36	4 412	1.2
Miscellaneous revenue	10 680	11 109		-3.8		-	11 109	-3.8
Other own-source revenue	14 909	15 485		-2.7		36	15 521	-2.4
Total own-source revenue excluding
revenue from government enterprises	85 936	87 502		1.7		161	87 663	1.8
Revenue from government enterprises	4 778	4 436		-20.0		-	4 436	-20.0
Total own-source revenue	90 714	91 938		0.3		161	92 099	0.5
Federal transfers	24 924	25 436		10.0		-	25 436	10.0
Total consolidated revenue	115 638	117 374		2.3		161	117 535	2.4
CONSOLIDATED EXPENDITURE
Éducation et Enseignement supérieur	-24 436	-24 577		6.5		-	-24 577	6.5
Santé et Service sociaux	-45 433	-45 444		6.8		-	-45 444	6.8
Other portfolios(6)	-34 169	-35 441		10.4		-	-35 441	10.4
Portfolio expenditures	-104 038	-105 462		7.9		-	-105 462	7.9
Debt service	-8 996	-7 741		-11.2		-	-7 741	-11.2
Total consolidated expenditure	-113 034	-113 203		6.3		-	-113 203	6.3
Contingency reserve	-100	-100		-		100	-	-
SURPLUS (DEFICIT)(2)	2 504	4 071		-		261	4 332	-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-2 504	-2 671		-		-	-2 671	-
BUDGETARY BALANCE(3)	-	1 400		-		261	1 661	-

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five missions that focus on public services. This breakdown of government expenditure in its main areas of activity is a stable indicator over time, as it is generally not influenced by ministerial changes. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the monthly report on financial transactions allows for a better monitoring of actual results over the course of the year.

The missions dedicated to public services are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists of the activities of the legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	November			April to November
	2018	(5)	2019	2018-2019	(5)	2019-2020
Health and Social Services	3 381		3 566	26 963		28 617
Education and Culture	2 072		2 227	15 078		15 851
Economy and Environment	983		914	8 207		8 365
Support for Individuals and Families	719		864	6 822		7 255
Administration and Justice	561		684	4 783		5 385
TOTAL	7 716		8 255	61 853		65 473

APPENDIX 3: MONTHLY APPLICATION OF ACCOUNTING POLICIES

Since April 1, 2019, the government has included in the monthly report on financial transactions three accounting policies used in the development of the government’s consolidated financial statements. These changes have no impact on the government’s consolidated financial statements.

Monthly financial information of bodies in the health and social services and education networks

The monthly financial information of network bodies is now consolidated on a line-by-line basis using a methodology which allows the government to take into account or estimate the actual financial information of network bodies. They were previously recognized using the modified equity method of accounting based on provisional information that was distributed on a straight-line basis and adjusted at the end of the financial year.

Personal income tax revenues and health care contributions

The government estimates revenues from personal income tax and contributions for health services withheld at source by employers and payers (agents) that have not been collected by the government by the end of the month. The new method of estimating these amounts considers the remuneration earned by taxpayers instead of the remuneration paid to them during the month.

Monthly application of the accounting standard on transfer payments

The government has reviewed its monthly application of the standard on transfer payments. Henceforth, transfer payments are recognized when they are authorized by the transferring entity and the eligibility criteria are met by the recipient entity. These transfers were previously recognized on a straight-line basis or on a disbursement basis, depending on the entity. This accounting change affects the government’s results only when transfer payments are made outside the government’s reporting entity.

These changes were applied retroactively with restatement of prior periods and resulted in changes to the government’s surplus and budgetary balance for the period April to November 2018, as illustrated in the table below.

CHANGES IN THE CONSOLIDATED RESULTS OF 2018-2019
(unaudited data, millions of dollars)
	April to November 2018
		Method of estimating	Standard
	Financial information of	tax revenues	on transfer
	network bodies	received by agents	payments	Total
PREVIOUSLY REPORTED SURPLUS(2)				6 052
Revenue
Own-source revenue	2 811	709	-	3 520
Federal transfers	163	-	-50	113
Total revenue	2 974	709	-50	3 633
Expenditure
Portfolio expenditures	-3 221	-	-175	-3 396
Debt service	-149	-	-	-149
Total expenditure	-3 370	-	-175	-3 545
TOTAL ADJUSTMENTS	-396	709	-225	88
RESTATED SURPLUS(2)				6 140
Deposits of dedicated revenues in the Generations Fund				-1 708
RESTATED BUDGETARY BALANCE(3)				4 432

In addition, certain figures for April to November 2018 have been reclassified to reflect the presentation adopted for 2019-2020. These reclassifications have no impact on the government’s surplus or budgetary balance.

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes
(1)	The government’s accounting policies can be found on pages 91 to 102 of the Public Accounts 2018-2019.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to consider the transition to the 2019-2020 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)

The surpluses or financial requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(9)

The presentation of the budgetary information in this monthly report is consistent with that of the consolidated financial framework as published on page A.19 of the Update on Québec’s Economic and Financial Situation - Fall 2019.

(10)	This is the annual change compared to actual results in 2018-2019.

For more information, contact the Direction des communications of the Ministère des Finances at 418 528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.